SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

SECI 15046949 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2080 RINGLING BLVD, 3RD FLOOR
(No. and Street)

SARASOTA	FL	34237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL J. HUSHEK III — 941-441-1902 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit & Compliance, PA
(Name – *if individual, state last, first, middle name*)

4868 West Gandy Boulevard	Tampa	Florida	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Daniel J. Hushek III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Date: 2/26/2015

Signature

Chief Compliance Officer
Title

STATE OF FLORIDA
County of Sarasota

Notary Public

LISA ANN BEACH
Notary Public - State of Florida
My Comm. Expires Nov 27, 2018
Commission # FF 147105
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GF INVESTMENT SERVICES, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2014
(With Report of Independent Registered
Public Accounting Firm Thereon)

GF INVESTMENT SERVICES, LLC

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GF Investment Services, LLC

We have audited the accompanying financial statements of GF Investment Services, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GF Investment Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation For Determination of Reserve Requirements; and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of GF Investment Services, LLC's financial statements. The supplemental information is the responsibility of GF Investment Services, LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

Tampa, Florida
February 26, 2015

4868 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

GF INVESTMENT SERVICES, LLC

Statement of Financial Condition

As of December 31, 2014

Assets

Cash and cash equivalents	$	808,886
Deposits with clearing agency		138,176
Commissions receivable		426,351
Accrued interest receivable, related party		100,833
Prepaid expenses		103,451
Equipment, net of accumulated depreciation of $9,397		105
Note receivable, related party		250,000
	$	1,827,802

Liabilities and Members' Equity

Liabilities:		
Accounts payable	$	35,279
Commissions payable		649,547
Accrued payroll		14,733
Related party payable		18,648
		718,207
Members' equity		1,109,595
	$	1,827,802

The accompanying notes are an integral part of these financial statements

GF INVESTMENT SERVICES, LLC

Statement of Operations

For the Year Ended December 31, 2014

Revenue:		
Commissions	$	9,074,721
Registered representative fees		169,810
Interest income		16,174
		9,260,705
Expenses:		
Depreciation		3,156
Salaries, benefits and payroll taxes		491,822
Registered representative commissions		7,859,222
Advertising and marketing		69,759
Insurance		87,245
Office and other		77,917
Professional fees		234,061
Regulatory expenses		67,989
Rent		43,547
Telephone and utilities		19,029
Travel and entertainment		26,139
Web software access		54,550
		9,034,436
Net income	$	226,269

The accompanying notes are an integral part of these financial statements

GF INVESTMENT SERVICES, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2014

	Contributed Capital	Accumulated Earnings	Total
Members' equity at December 31, 2013	$260,000	$623,326	$883,326
Net income	-	226,269	226,269
Members' equity at December 31, 2014	$260,000	$849,595	$1,109,595

The accompanying notes are an integral part of these financial statements

GF INVESTMENT SERVICES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	226,269
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		3,156
(Increase) decrease in operating assets:		
Deposits with clearing agency		411
Commissions receivable		66,963
Accrued interest receivable, related party		(13,750)
Prepaid expenses		2,427
(Decrease) increase in operating liabilities:		
Accounts payable		1,571
Commissions payable		221,424
Accrued payroll		14,733
Related party payable		18,648
Net cash used in operating activities		541,852
Cash and cash equivalents at beginning of year		267,034
Cash and cash equivalents at end of year	$	808,886

The accompanying notes are an integral part of these financial statements

(1) Summary of Significant Accounting Policies

(a) Nature of Business

GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout the Unites States of America and Malaysia. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 10% to 100%.

(b) Revenue Recognition

The Company recognizes commission revenue in the period when the commissions are earned and services are rendered.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. There were no cash equivalents at December 31, 2014.

(d) Commissions Receivable

Commissions receivable represent commissions earned but not received at year-end. The Company estimates the allowance for doubtful receivables based upon a review of the current status of existing receivables and management's estimate as to their collectability. No allowance for doubtful receivables was recorded at December 31, 2014, as management believes all receivables to be fully collectible.

(e) Equipment, Net

Equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the year ended December 31, 2014 was $3,156.

(1) Summary of Significant Accounting Policies – Continued

(f) Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its members in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies Accounting Standards Codification Topic 740, *Income Taxes* (ASC 740). A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard. The Company's tax returns generally are open for examination for the tax year ended December 31, 2011, and all subsequent years.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(2) Concentrations of Credit Risk and Major Customer Information

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, clearing deposits, and commissions receivable.. The Company maintains substantially all of its cash and cash equivalents in commercial depository accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2014, cash deposits exceed federally insured limits by approximately $559,000.

During 2014, approximately 41% of total revenue was generated by one customer.

(3) Deposits with Clearing Agency

As of December 31, 2014, the Company had cash deposits of $138,176 in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

(4) Note Receivable

In September 2007, the Company loaned $250,000 to an affiliate, Global Financial Advisory, Inc. (GFA), a related party through common ownership. The promissory note bears interest at 5.5%, which was payable annually beginning in September 2008. The Company has subsequently deferred the payment of interest until maturity. Original terms of this note contained a stated maturity date of September 2012. The parties have verbally agreed to extend maturity on a monthly basis. As of December 31, 2014, accrued interest receivable totaled $100,833.

(5) Related Party Operating Lease

The Company conducts its operations in a leased facility under an operating lease with a limited liability company related through common ownership. The lease requires monthly base payments of $3,333, with no escalations in payments, through December 31, 2016. The Company may, at its option, renew the lease for an additional term of five years under the same terms as the current lease.

Approximate future minimum lease payments under this lease are as follows:

Year	Amount
2015	$ 40,000
2016	$ 40,000

Related party rent expense under this lease for year ended December 31, 2014 was approximately $40,000.

(6) Other Related Party Transactions

The Company has an expense sharing agreement with GFA under which certain general and administrative costs for the Company and other related entities will be paid by GFA. The costs are allocated on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. Other fees directly related to the Company paid by GFA are reimbursed at 100% of the costs incurred. Total cost allocated to the Company from GFA for the year ended December 31, 2014 was $138,542. At December 31, 2014, $18,648 of shared expense due to GFA was included in Related Party Payable on the accompanying statement of financial condition.

(7) Retirement Plan

On January 1, 2013, the Company adopted a 401-K plan covering all employees. The Company is required to match each employee's elective deferral on a dollar-for-dollar basis that is not in excess of 3% of the employee's compensation, plus 50% of each dollar that exceeds 3% , not to exceed 5% of the employee's compensation. Plan expense was $6,161 for the year ended December 31, 2014.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Commitments and Contingencies

The Company is involved in various legal matters that arise during the ordinary course of business. Management is of the opinion that the ultimate resolution of these matters will not have a detrimental impact on the Company's financial position or results of operations.

(10) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 or 6.67% of aggregate indebtedness, terms as defined by the rule. At December 31, 2014, the Company had net capital of $621,700 which exceeded the net capital requirement by $571,700. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1 at December 31, 2014.

(11) Liabilities Subordinated to Claims of General Creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities and Exchange Commission is not presented since no such liabilities existed at December 31, 2014, nor at any time during the year then ended.

(12) Exemption under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

(13) Subsequent Events

The Company has evaluated events and transactions for the potential recognition or disclosure in the financial statements through February 26, 2015, the date which financial statements were issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

GF INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2014

Net Capital

Members' equity			$	1,109,595
Deductions for non-allowable assets:				
A/R other				(33,506)
Accrued interest receivable, related party				(100,833)
Prepaid expenses				(103,451)
Equipment, net				(105)
Note receivable, related party				(250,000)
Net capital			$	621,700

Aggregate Indebtedness

Items included in statement of financial condition:				
Accounts payable	$	35,279		
Commissions payable		649,547		
Accrued payroll		14,733		
Related party payable		18,648		
Total aggregated indebtedness	$	718,207		
Ratio: Aggregate indebtedness to net capital				1.16 to 1
Minimum net capital requirement			$	50,000
Net capital in excess of requirement			$	571,700

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014, as amended February 25, 2015) is not presented as there are no material differences.

The accompanying notes are an integral part of these financial statements

GF INVESTMENT SERVICES, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm and notes to the financial statements

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
GF Investment Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by GF Investment Services, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating GF Investment Services, LLC's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for GF Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 26, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066659 FINRA DEC
GF INVESTMENT SERVICES, LLC
2080 RINGLING BLVD, 3RD FLOOR
SARASOTA,FLORIDA 34237-7041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Ahlfeld 212-485-5989

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 18,220

B. Less payment made with SIPC-6 filed (exclude interest) (8,950)
July 29, 2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 9,270

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,270

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,270

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GF Investment Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 24 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,260,705
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,956,413
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): BANK INTEREST INCOME (Deductions in excess of $100,000 require documentation)	16,174
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,972,587
2d. SIPC Net Operating Revenues	$ 7,288,118
2e. General Assessment @ .0025	$ 18,220

(to page 1, line 2.A.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION

To the Members of
GF Investment Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2014, in which (1) GF Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2ii) (the "exemption provision"), and (2) GF Investment Services, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 26, 2015

GF Investment Services, LLC

Intelligence. Expertise. Vision.

Exemption Report

To the SEC

Washington DC

As of and for the entire year ended December 31, 2014, GF Investment Services, LLC (the "Company") claimed reporting exemption provision 15c-3-3(k)(2)(ii).

The Company was in compliance with this exemption for the entire year of December 31, 2014.

February 20, 2015

GF Investment Services
2080 Ringling Boulevard
Third Floor
Sarasota, Florida 34237
Tel: (941) 441-1902
Fax: (941) 918-8696